

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2019

Duane A. Portwood
Chief Financial Officer
Akorn, Inc.
1925 W. Field Court, Suite 300
Lake Forest, Illinois 60045

      Re: Akorn, Inc.
          Application for Qualification of Indenture on Form T-3
          Filed August 26, 2019
          File No. 022-29079

Dear Mr. Portwood:

      This is to advise you that we have not reviewed and will not review your application for qualification of indenture.

      Refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the application

      Please contact Irene Paik at 202-551-6553 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Healthcare & Insurance

cc: Nicholas A. Dorsey, Esq.